Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230

ANNOUNCEMENT TO THE MARKET

In compliance with Official Letter No. 7/2020-CVM/SEP, Itaú Unibanco Holding S.A. ("Company") announces to its stockholders and the market in general that the Company's executives will join the live event as follows:

Topic	Organizer	Executives/Positions	Subject matter	Date and Time	Link to access
Expert Talks - Itaú Unibanco	XP	Renato Lulia Jacob – Group Head of Investor Relations and Market Intelligence Gustavo Rodrigues – Investor Relations Superintendent	Investment in technology to maintain leadership	June 10, 2021, at noon BRT (GMT-3)	https://www.youtube.com/watch?v=zOoN0y9wcbA

São Paulo (State of São Paulo), June 7, 2021.

RENATO LULIA JACOB
Group Head of Investor Relations and Market Intelligence